Trikke Tech, Inc.
A California Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016 and 2015

Trikke Tech, Inc.

TABLE OF CONTENTS



To the Stockholders of
Trikke Tech, Inc.
Buellton, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Trikke Tech, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, comprehensive income/(loss), changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
May 9, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

TRIKKE TECH, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 40,182	$ 125,887
Accounts receivable, net	451,510	351,085
Prepaid expenses	8,048	7,415
Loan receivable	-	809
Inventory	552,600	862,555
Deposits	3,728	3,728
Total Current Assets	1,056,068	1,351,479
Non-Current Assets:		
Property and equipment, net	502,816	392,470
Other assets	4,584	4,831
Total Non-Current Assets	507,400	397,301
TOTAL ASSETS	$1,563,468	$1,748,780

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

TRIKKE TECH, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Current Liabilities:		
Accounts payable	$ 136,515	$ 208,128
Accrued expenses	56,645	45,529
Deferred revenues	198,265	76,923
Customer deposits	71,713	238,080
Due to shareholder	17,304	20,220
Deferred shareholder wages payables	103,422	88,653
Line of credit	-	49,749
Royalties payable - current	13,334	8,000
Accrued interest payable	58,390	62,444
Loans payable - current	280,242	327,284
Total Current Liabilities	935,830	1,125,010
Long-Term Liabilities:		
Royalties payable - long term	60,333	73,667
Loans payable - long term	286,436	289,859
Total Long-Term Liabilities	346,769	363,526
Total Liabilities	1,282,599	1,488,536
Stockholders' Equity:		
Common Stock, no par, 30,000,000 shares authorized, 9,647,000 and 12,180,555 shares issued and outstanding, as of December 31, 2016 and 2015, respectively.	-	-
Preferred Stock, no par, 10,000,000 shares authorized, 0 and 0 shares issued and outstanding, as of December 31, 2016 and 2015, respectively.	-	-
Additional paid-in capital	619,601	619,601
Accumulated other comprehensive loss	(222,643)	(222,643)
Accumulated deficit	(116,089)	(136,714)
Total Stockholders' Equity	280,869	260,244
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,563,468	$1,748,780

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

TRIKKE TECH, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 2,201,220	$ 2,029,103
Costs of net revenues	(1,179,031)	(1,034,696)
Gross profit	1,022,189	994,407
Operating Expenses:		
Compensation & benefits	414,371	493,346
General & administrative	335,433	282,119
Research & development	119,873	140,343
Sales & marketing	102,916	111,065
Total Operating Expenses	972,593	1,026,873
Income/(Loss) from operations	49,596	(32,466)
Other Income/(Expense):		
Interest expense	(28,971)	(25,709)
Total Other Income/(Expense)	(28,971)	(25,709)
Provision for income taxes	-	-
Net Income/(Loss)	$ 20,625	$ (58,175)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

TRIKKE TECH, INC.
STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net Income/(Loss)	$ 20,625	$ (58,175)
Other comprehensive income:		
Unrealized gain/(loss) on securities	-	-
Total other comprehensive income/(loss)	-	-
Total comprehensive income/(loss)	$ 20,625	$ (58,175)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

TRIKKE TECH, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at January 1, 2015	12,180,555	$ -	-	$ -	$ 619,601	$ (222,643)	$ (78,539)	$ 318,419
Net loss	-	-	-	-	-	-	(58,175)	(58,175)
Balance at December 31, 2015	12,180,555	$ -	-	$ -	$ 619,601	$ (222,643)	$ (136,714)	$ 260,244
Transfer of stock to the Company	(2,533,555)	$ -	2,533,555	$ -	$ -	$ -	$ -	$ -
Net income	-	-	-	-	-	-	20,625	20,625
Balance at December 31, 2016	9,647,000	$ -	2,533,555	$ -	$ 619,601	$ (222,643)	$ (116,089)	$ 280,869

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

TRIKKE TECH, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income/(Loss)	$ 20,625	$ (58,175)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	73,941	40,447
Amortization of loan fees	247	247
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(100,425)	(60,930)
(Increase)/Decrease in prepaid expenses	(633)	(5,000)
(Increase)/Decrease in loan receivable	809	(809)
(Increase)/Decrease in inventory	309,955	(215,120)
(Increase)/Decrease in deposits	-	2,108
Increase/(Decrease) in accounts payable	(71,613)	172,290
Increase/(Decrease) in accrued expenses	11,116	24,408
Increase/(Decrease) in deferred revenues	121,342	76,921
Increase/(Decrease) in customer deposits	(166,367)	174,659
Increase/(Decrease) in deferred shareholder wages payable	14,769	22,653
Increase/(Decrease) in accrued interest payable	(4,054)	9,601
Net Cash Provided by Operating Activities	209,712	183,300
Cash Flows From Investing Activities		
Purchase of property and equipment	(184,287)	(80,603)
Net Cash Used In Investing Activities	(184,287)	(80,603)
Cash Flows From Financing Activities		
Advances from/(payments to) shareholder, net	(2,916)	6,675
Proceeds/(principal payments) on royalties payable, net	(8,000)	(10,333)
Proceeds/(principal payments) on loans payable, net	(50,465)	(99,727)
Proceeds/(principal payments) on line of credit, net	(49,749)	49,749
Net Cash Used In Financing Activities	(111,130)	(53,636)
Net Change In Cash	(85,705)	49,061
Cash at Beginning of Period	125,887	76,826
Cash at End of Period	$ 40,182	$ 125,887
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 12,006	$ 10,552
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

TRIKKE TECH, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Trikke Tech, Inc. (the "Company"), is a corporation organized February 16, 2000 under the laws of California. The Company is a distributor, retailer, and wholesaler of Trikke 3-wheeled carving scooters.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried receivables of $467,729 and $351,085 and allowances against such totaling $16,219 and $0, all respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2016 and 2015 consist of products manufactured for resale. Inventory held is finished goods and direct materials as of December 31, 2016 and 2015.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 have estimated useful lives of 5 years. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Property and equipment, at cost	$ 840,895	$ 656,608
Accumulated depreciation	(338,079)	(264,138)
Property and equipment, net	$ 502,816	$ 392,470
Depreciation expense	$ 73,941	$ 40,447

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. The Company includes credit card merchant account fees, Target, and Amazon fees as cost of goods sold in the statement of operations. Revenues are generally collected ahead of when the product is shipped and therefore deferred revenue is recorded when necessary until the revenue recognition criteria is completed.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $119,873 and $140,343 for the years then ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has deferred tax assets related to temporary differences between its GAAP basis and tax basis accounting and net operating loss carryforwards. As there in uncertainty to the Company's ability to utilize its deferred tax assets before they expire, the Company has recorded a full valuation allowance against its deferred tax assets to reduce such to zero, and accordingly, has recognized no income tax benefit or expense for the years ended December 31, 2016 and 2015.

The Company files U.S. federal and state income tax returns. The 2016 tax returns have not yet been filed as of the issuance of these financial statements. Tax periods for the last three years remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has generated limited profits in 2016, sustained a net loss of $58,175 during the year ended December 31, 2015, and has limited liquid assets of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: LOANS PAYABLE

Line of Credit

On August 13, 2015, the Company entered into a line of credit agreement with Rabobank, N.A. in the amount of $49,999 bearing interest of 5.75% per annum, with required monthly interest payments. Interest expense on this loan was $766 and $667 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $0 and $49,749 as of December 31, 2016 and 2015, respectively. The line of credit was closed in 2016.

Loans Payable

On July 20, 2001 and September 9, 2001, the Company entered into a 68-month term loan agreement with an officer of the Company in the amounts of $15,000 and $30,000, respectively, bearing interest of 0%. Under the agreement, the Company is required to make monthly payments of $1,000 with 2/3 of the payment representing principal and the other 1/3 of the payment representing a royalty payment from November 1, 2015 through June 1, 2021, $45,000 of the payments will be used to pay back the principal balance of the loans and $23,000 of the payments will be paid in the form of a royalty. The unpaid principal balance was $35,000 and $43,000 as of December 31, 2016 and 2015, respectively. The total unpaid royalty balance was $18,333 and $22,333 as of December 31, 2016 and 2015, respectively.

On October 15, 2001 and June 6, 2002, the Company entered into a 75-month term loan agreement with a third party in the amounts of $30,000 and $20,000, respectively, bearing interest of 0%. Under the agreement, the Company is required to make monthly payments of $1,000 with 2/3 of the payment representing principal and the other 1/3 of the payment representing a royalty payment from November 1, 2015 through January 1, 2022, $50,000 of the payments will be used to pay back

TRIKKE TECH, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the years then ended

the principal balance of the loans and $25,000 of the payments will be paid in the form of a royalty. The unpaid principal balance was $40,000 and $48,000 as of December 31, 2016 and 2015, respectively. The unpaid royalty balance was $20,334 and $24,334 as of December 31, 2016 and 2015, respectively.

On October 29, 2001, the Company entered into a 30-month term loan agreement with a third party in the amount of $20,000, bearing interest of 0%. Under the agreement, the Company is required to make monthly payments of $1,000 with 2/3 of the payment representing principal and the other 1/3 of the payment representing a royalty payment from April 10, 2013 through September 10, 2015, $20,000 of the payments will be used to pay back the principal balance of the loans and $10,000 of the payments will be paid in the form of a royalty. The principal and royalty balances were paid off on September 10, 2015.

On November 2, 2001, the Company entered into a 30-month term loan agreement with a third party in the amount of $20,000, bearing interest of 0%. Under the agreement, the Company is required to make monthly payments of $1,000 with 2/3 of the payment representing principal and the other 1/3 of the payment representing a royalty payment from April 10, 2013 through September 10, 2015, $20,000 of the payments will be used to pay back the principal balance of the loans and $10,000 of the payments will be paid in the form of a royalty. The principal and royalty balances were paid off on September 10, 2015.

On November 2, 2001, the Company entered into a 30-month term loan agreement with a third party in the amount of $20,000, bearing interest of 0%. Under the agreement, the Company is required to make monthly payments of $1,000 with 2/3 of the payment representing principal and the other 1/3 of the payment representing a royalty payment from April 10, 2013 through September 10, 2015, $20,000 of the payments will be used to pay back the principal balance of the loans and $10,000 of the payments will be paid in the form of a royalty. The principal and royalty balances were paid off on September 10, 2015.

On October 3, 2002, the Company entered into a 45-month term loan agreement with a third party in the amount of $30,000, bearing interest of 0%. Under the agreement, the Company is required to make monthly payments of $1,000 with 2/3 of the payment representing principal and the other 1/3 of the payment representing a royalty payment from May 1, 2017 through January 1, 2021, $30,000 of the payments will be used to pay back the principal balance of the loans and $15,000 of the payments will be paid in the form of a royalty. The unpaid principal balance was $30,000 and $30,000 as of December 31, 2016 and 2015, respectively. The unpaid royalty balance was $15,000 and $15,000 as of December 31, 2016 and 2015, respectively.

On April 23, 2002, the Company entered into a 40-month term loan agreement with a third party in the amount of $40,000, bearing interest of 0%. Under the agreement, the Company is required to make monthly payments of $1,500 with 2/3 of the payment representing principal and the other 1/3 of the payment representing a royalty payment from May 1, 2017 through August 1, 2020, $40,000 of the payments will be used to pay back the principal balance of the loans and $20,000 of the payments will be paid in the form of a royalty. The unpaid principal balance was $40,000 and $40,000 as of December 31, 2016 and 2015, respectively. The unpaid royalty balance was $20,000 and $20,000 as of December 31, 2016 and 2015, respectively.

On August 1, 2008, the Company entered into a 120-month term loan agreement with First Bank, in the amount of $195,000, bearing interest of 6.25% per annum with a required monthly principal and interest payment of $1,296. The loan is secured for with the Company's building. Interest expense for this loan totaling $10,338 and $9,713 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $159,824 and $165,040 as of December 31, 2016 and 2015, respectively.

On January 15, 2009, the Company entered into a loan agreement with an officer of the Company, in the amount of $100,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $897 and $2,205 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $0 and $8,163 as of December 31, 2016 and 2015, respectively as the loan was paid off on September 1, 2016. The unpaid accrued interest balance was $13,807 and $25,723 as of December 31, 2016 and 2015, respectively.

On October 10, 2010, the Company entered into a loan agreement with an officer of the Company, in the amount of $50,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $2,691 and $2,084 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $49,980 and $49,980 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $14,068 and $11,377 as of December 31, 2016 and 2015, respectively.

On October 10, 2010, the Company entered into a loan agreement with an officer of the Company, in the amount of $50,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $2,912 and $1,189 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $38,765 and $50,000 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $13,395 and $10,482 as of December 31, 2016 and 2015, respectively.

On September 9, 2013, the Company entered into a 36-month loan agreement with a third party in the amount of $100,000, bearing interest of 6.55% per annum with a required monthly interest payment of $542. Interest expense for this loan totaling $7,266 and $7,241 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $95,652 and $100,000 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $13,589 and $13,516 as of December 31, 2016 and 2015, respectively.

On September 1, 2014, the Company entered into a 12-month term loan agreement with American Express Bank, in the amount of $116,600, bearing interest of 6% per annum with varying monthly principal and interest payments. The loan was secured for with future sales. The loan was repaid on September 2, 2015.

On October 31, 2014, the Company entered into a loan agreement with an officer of the Company, in the amount of $30,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $1,213 and $1,168 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $30,000 and $30,000 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $2,477 and $1,265 as of December 31, 2016 and 2015, respectively.

On October 9, 2015, the Company entered into a 42-month term loan agreement with Ford Credit, in the amount of $29,319, bearing interest of 3.54% per annum with a required monthly principal and interest payment of $534. The loan is secured for with an automobile. Interest expense for this loan totaling $903 and $172 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $22,457 and $27,960 as of December 31, 2016 and 2015, respectively.

On November 18, 2015, the Company entered into a loan agreement with an officer of the Company, in the amount of $25,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $973 and $81 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $25,000 and $25,000 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $1,054 and $81 as of December 31, 2016 and 2015, respectively.

Future Minimum Debt Payments

Future minimum debt payments under the Company's outstanding principal loans are as follows as of December 31, 2016:

2017	$ 280,242
2018	195,891
2019	42,103
2020	36,778
2021	11,664
Thereafter	-
Total	$ 566,678

Future minimum debt payments under the Company's outstanding royalty payments are as follows as of December 31, 2016:

2017	$ 13,334
2018	16,000
2019	16,000
2020	16,000
2021	10,667
Thereafter	1,666
Total	$ 73,667

NOTE 5: STOCKHOLDERS' EQUITY

Common Stock

The Company authorized 30,000,000 shares of common stock with no par value. As of December 31, 2016, and 2015, 9,647,000 and 12,180,555 shares of common stock were issued and outstanding, respectively.

On December 5, 2016, an officer of the Company surrendered 2,533,555 shares of common stock to the Company.

Preferred Stock

The Company authorized 10,000,000 shares of preferred stock with no par value. As of December 31, 2016, and 2015, and no shares of preferred stock were issued and outstanding.

NOTE 6: RELATED PARTY TRANASACTIONS

The officer of the Company advanced funds to the Company in the normal course of business in 2016 and 2015. As of December 31, 2016 and 2015, the balance due to the officer under the arrangement was $17,304 and $20,220, respectively. This advance bears no interest and is considered payable on demand.

The Company has deferred wages payable to two officers of the Company as of December 31, 2016 and 2015, in the amounts of $103,422 and $88,653, respectively.

NOTE 7: LEASE OBLIGATIONS

Effective November 1, 2014, the Company extended a previously signed lease agreement for office space. The lease term commenced January 1, 2015 and was scheduled to expire on December 31, 2015, with required monthly lease payments of $3,300. On November 6, 2015 an amendment was made to the Company's office lease extending the lease through to December 31, 2016, with required monthly lease payments of $3,400. On November 2, 2016, the office lease was extended through December 31, 2017, with required monthly lease payments of $3,600. Lease expenses due under the agreement in 2017 are $43,200. Rent expense for the years ended December 31, 2016 and 2015 totaled $40,800 and $39,960, respectively.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Rabobank Line of Credit

On January 12, 2017, the Company renewed a 1-year line of credit agreement with Rabobank, N.A. Services, Inc. in the amount of $49,999, the loan is variable interest rate as it is based on the Wall Street Journal Prime Rate. The interest rate on this loan will not be less than 4%.

Management's Evaluation

Management has evaluated subsequent events through May 9, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.